SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939
Bally Total Fitness Holding Corporation
(Name of Applicant)
8700 West Bryn Mawr Avenue
Chicago, Illinois
(Address of principal executive office)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
13-5/8% Junior Subordinated Notes	$70,000,000
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
     On, or as soon as practicable following the Effective Date of the Applicant’s Joint Prepackaged Chapter 11 Plan of Reorganization.
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel
8700 West Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-7606
(Name and address of agent for service)
With a copy to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
Sears Tower Suite 5800
233 South Wacker Drive
Chicago, Illinois 60606
(312) 876-7700
GENERAL
Item 1. General Information
     (a) Bally Total Fitness Holding Corporation (the “Company”) is a Delaware corporation.

Item 2. Securities Act Exemption Applicable
     As described in the disclosure statement (the “Disclosure Statement”) with respect to the proposed joint prepackaged Chapter 11 plan of reorganization of the Company and its affiliate debtors (the “Plan”), a copy of which is filed as Exhibit T3E(1) to this Form T-3, the Company will issue up to $70,000,000 of 13-5/8% Junior Subordinated Notes (the “New Junior Subordinated Notes”) under an indenture to be qualified hereby (the “New Junior Subordinated Notes Indenture”) to holders of the Company’s existing 9-7/8% Senior Subordinated Notes due 2007 (the “Prepetition Senior Subordinated Notes”), who will receive their pro rata share of the New Junior Subordinated Notes, 13-5/8% Subordinated Notes, new common stock in the Company and rights to purchase 13-5/8% Senior Subordinated Notes.
     The Company has determined to solicit pre-petition acceptances of the Plan. However, a bankruptcy case has not been commenced as of the date of this filing. In the event that the Plan is approved and the New Junior Subordinated Notes are exchanged for Prepetition Senior Notes pursuant to the Plan, the issuance of the New Junior Subordinated Notes would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Bankruptcy Code. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145 (a)(1), the Company will also rely on Section 3(a)(9) of the Securities Act and Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.
     Generally, Section 1145(a)(1) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the New Junior Subordinated Notes under the solicitation of acceptances for the Plan and the exchange of New Junior Subordinated Notes for Prepetition Senior Subordinated Notes under the Plan will satisfy the requirements of Section 3(a)(9) of the Securities Act and Section 1145(a)(1) of the Bankruptcy Code, respectively, and, therefore, such offer and exchange is exempt from the registration requirements referred to above.
     No sales of securities of the same class as the New Junior Subordinated Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the solicitation of acceptances and exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary payments to be made in respect of (1) preparing, printing and mailing the Disclosure Statement and related documents, (2) the engagement of MacKenzie Partners, Inc., as voting agent for the solicitation of pre-petition acceptances of the Plan and (3) payments of the fees and expenses of the Company’s legal and financial advisors. Neither the voting agent nor the company’s financial advisors will solicit acceptances in connection with the Company’s solicitation of approval for the Plan or make recommendations as to acceptance or rejection of the Plan. The compensation payable to the agents and advisors is not conditioned on the acceptance of the Plan.
AFFILIATIONS
Item 3. Affiliates
     (a) An organizational chart showing the affiliates of the Company as of the date of this Application for Qualification on Form T-3 (“Application”) is attached hereto as Exhibit T3H and is incorporated herein by reference. Unless otherwise indicated, each subsidiary is wholly owned by its parent.
     The Company expects all of these entities to exist upon consummation of the Plan.
     (b) Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”
     (c) Certain persons who may be deemed to be “affiliates” of the Company by virtue of their holdings of the voting securities of the Company. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL
Item 4. Directors and Officers
     The following table lists the name of, and offices held by, each executive officer and director of the Company. The address of each person listed below is c/o Bally Total Fitness Holding Corporation, 8700 West Bryn Mawr Avenue, Chicago, Illinois 60631.

Name	Office / Position
Don R. Kornstein	Director, Interim Chairman, Chief Restructuring Officer

Julie Adams	Senior Vice President, Membership Services

Marc D. Bassewitz	Senior Vice President, Secretary and General Counsel

Ronald G. Eidell	Senior Vice President, Chief Financial Officer

William G. Fanelli	Senior Vice President, Corporate Development

Michael A. Feder	Chief Operating Officer

Gail J. Holmberg	Senior Vice President, Chief Information Officer

Thomas S. Massimino	Senior Vice President, Operations

Harold Morgan	Senior Vice President, Chief Administrative Officer

John H. Wildman	Senior Vice President, Sales and Interim Chief Marketing Officer

Theresa R. Willows	Senior Vice President, Customer Care and Member Services

Charles J. Burdick	Director

Barry R. Elson	Director

Eric Langshur	Director
Item 5. Principal Owners of Voting Securities
     (a) Voting Securities as of the Date of Application. The following tables set forth certain information concerning the beneficial ownership of the voting securities of the Company by persons known by the Company to beneficially own more than 10% of its outstanding voting securities as of June 30, 2007:

			Percentage of
	Title of Class		Voting Securities
Name and Complete Mailing Address	Owned	Amount Owned	Owned
Pardus Capital Management L.P. 1001 Avenue of the Americas, Suite 1100 New York, New York 10018	Common Stock Par Value $.01	6,105,500 shares	14.8%

Emanuel R. Pearlman Liberation Investment Group LLC Liberation Investments, Ltd. Liberation Investments, L.P. 330 Madison Avenue, 6th Floor New York, NY 10017	Common Stock Par Value $.01	4,619,450 shares	11.2%

     (b) Voting Securities as of the Effective Date. The Company expects that, as of the date on which all conditions to consummation of the Plan have been satisfied or waived (the “Effective Date”), Anschutz Investment Company, Goldman Sachs & Co. and funds advised by Tennenbaum Capital Partners, LLC may each own in excess of 10% of the Company’s voting securities.
UNDERWRITERS
Item 6. Underwriters
     (a) Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Company which were outstanding as of the date of this application.
     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Junior Subordinated Notes Indenture.
CAPITAL SECURITIES
Item 7. Capitalization
     (a) Capitalization as of the Date of Application. The following table sets forth information, as of June 30, 2007, certain information with respect to each authorized class of securities of the Company:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	60,200,000 shares	41,221,512 shares

Preferred Stock, par value $.10 per share	10,000,000 shares	No shares

Series A Junior Participating Preferred Stock	602,000 shares	No shares

Series B Junior Participating Preferred Stock	100,000 shares	No shares

10-1/2 % Senior Notes Due 2011		$235,199,000

9-7/8% Series D Senior Subordinated Notes Due 2007		$297,538,000

9-7/8% Series B Senior Subordinated Notes Due 2007		$236,000
     The Common Stock of the Company is the only class of voting securities of the Company. Each share of Common Stock of the Company is entitled to one vote.
     (b) Capitalization as of the Effective Date. The following table sets forth, as of the Effective Date, certain information with respect to each authorized class of securities of the Company:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $.01 per share	450,000 shares	300,000 shares

Preferred Stock, par value $.10 per share	200,000 shares	No shares

12-3/8% Senior Second Lien Notes	$247,337,500	$247,337,500

13-5/8% Rights Offering Senior Subordinated Notes	approximately $90,000,000	approximately $90,000,000

13-5/8% New Subordinated Notes	approximately $80,000,000	approximately $80,000,000

13-5/8% New Junior Subordinated Notes	approximately $70,000,000	approximately $70,000,000
INDENTURE SECURITIES
Item 8. Analysis of Indenture Provisions
     8. ANALYSIS OF INDENTURE PROVISIONS.
          The New Junior Subordinated Notes will be subject to the New Junior Subordinated Notes Indenture between the Company and U.S. Bank National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the New Junior Subordinated Notes Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Junior Subordinated Notes Indenture.
     (a) Events of Default; Withholding of Notice of Default.
     The occurrence of any of the following events will constitute an Event of Default under the New Junior Subordinated Notes Indenture: (i) failure to pay any interest on any of the New Junior Subordinated Notes when due, continued for 30 days; (ii) failure to pay the principal of, or premium, if any, on the New Junior Subordinated Notes at Maturity; (iii) failure by the Company to comply with certain covenants and such failure continues for 30 days after notice; (iv) failure by the Company to comply with certain covenants regarding sales of assets or repurchases of the New Junior Subordinated Notes upon certain events; (v) default under any indebtedness of the Company or any Subsidiary which individually or in the aggregate is in excess of $10,000,000 and either (a) is caused by a failure to pay principal of such indebtedness when due an prior to the expiration of the grace period provided in such indebtedness or (b) results in the acceleration of such indebtedness; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $10,000,000, which judgments are not paid, stayed or otherwise discharged for a period of 60 days; (vii) the rendering of a decree, judgment or order by a court of competent jurisdiction against the Company or any of its Significant Subsidiaries under any bankruptcy or similar law which remains undischarged or unstayed for a period of 60 days; or (viii) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary.
     If an Event of Default occurs and is continuing (other than an Event of Default described in clauses (vii) or (viii) of the preceding paragraph), the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding New Junior Subordinated Notes, by a notice in writing to the Company, may declare the unpaid principal of, and accrued and unpaid interest on, and other Obligations under, such New Junior Subordinated Notes to be due and payable immediately. Notwithstanding the foregoing, if an Event of Default related to the Company and described in clauses (vii) or (viii) of the preceding paragraph occurs, the unpaid principal of, and accrued and unpaid interest on, and other Obligations under all outstanding New Junior Subordinated Notes will become immediately due and payable without further action or notice. Any such declaration with respect to the New Junior Subordinated Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding New Junior Subordinated Notes upon the conditions provided in the New Junior Subordinated Notes Indenture.
     (b) Execution, Authentication, Delivery and Dating; Application of Money Collected.
     The New Junior Subordinated Notes may be executed on behalf of the Company by one of its Chairman of the Board, its President, its Chief Executive Officer, its Chief Financial Officer or one of its Vice Presidents and attested by its Secretary or one of its Assistant Secretaries. The signatures of any of these officers on the New Junior Subordinated Notes may be manual or facsimile. Each Guarantor shall execute a Guarantee in the manner set forth in the New Junior Subordinated Notes Indenture.

     Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Junior Subordinated Notes or did not hold such offices at the date of such New Junior Subordinated Notes.
     On the Issue Date, the Company may deliver New Junior Subordinated Notes in the outstanding aggregate principal amount of $70,000,000 executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes; and the Trustee in accordance with such Company Order shall authenticate and make available for delivery such Notes as provided in the New Junior Subordinated Notes Indenture and not otherwise.
     Because the New Junior Subordinated Notes are being issued to holders of the Prepetition Senior Subordinated Notes, there will be no proceeds from the issuance of the New Junior Subordinated Notes.
     (c) Satisfaction and Discharge.
     The New Junior Subordinated Notes Indenture will be discharged and cease to be of further effect as to all of the New Junior Subordinated Notes issued, when (i) either (a) the Company delivers to the Trustee all outstanding New Junior Subordinated Notes for cancellation or (b) all such New Junior Subordinated Notes become due and payable, whether at maturity, within one year of maturity or on a redemption date specified in a proper notice to the Trustee; (ii) the Company has paid or caused to be paid all amounts payable to discharge the entire Indebtedness, including the principal, premium (if any) and accrued interest; and (iii) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Independent Counsel, each stating that all conditions have been complied with and such satisfaction and discharge will not result in a violation of the New Junior Subordinated Indenture.
     (d) Statement as to Compliance.
     The Company will deliver to the Trustee within 120 days after the end of its fiscal year an Officers’ Certificate stating that a review of the activities of the Company during such fiscal year has been made with a view to determining whether the Company has fulfilled all of its obligations and is in compliance with all covenants under the New Junior Subordinated Notes Indenture and, if there has been a Default, specifying each Default and the nature and status thereof. If a Default or Event of Default occurs and is continuing, the Company will deliver to the Trustee, within 10 business days after becoming aware of its occurrence, a certificate describing the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
Item 9. Other Obligors
     No person other than the Company is an obligor of the New Junior Subordinated Notes.
Contents of application for qualification. This application for qualification comprises:
     (a) Pages numbered 1 to 8, consecutively.
     (b) The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association under the Indenture to be qualified.
     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

Exhibit	Title

Exhibit T3A	Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form S-1 filed January 3, 1996, registration no. 33-99844)

Exhibit T3B	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated May 27, 2005)

Exhibit T3C*	Form of Indenture

Exhibit	Title

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement With Respect to Joint Prepackaged Chapter 11 Plan of Reorganization of Bally Total Fitness Holding Corporation and its Affiliate Debtors and Joint Prepackaged Chapter 11 Plan of Reorganization of the Company and its Affiliate Debtors (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated June 27, 2007)

Exhibit T3E-2	Beneficial Owner Ballot for Voting the 9.875% Senior Subordinated Notes Due 2007, Series B, and the 9.875% Senior Subordinated Notes Due 2007, Series D, Issued by Bally Total Fitness Holding Corporation; Beneficial Owner Ballot for Voting the 10.5% Senior Notes Due 2011 Issued by Bally Total Fitness Holding Corporation; Master Ballot for Voting the 10.5% Senior Notes Due 2011 Issued by Bally Total Fitness Holding Corporation; and Master Ballot for Voting the 9.875% Senior Subordinated Notes Due 2007, Series B, and the 9.875% Senior Subordinated Notes Due 2007, Series D, Issued by Bally Total Fitness Holding Corporation (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, file no. 001-13997, dated June 27, 2007)

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture to Section 310 through 318(a), inclusive, of the Trust Indenture Act

Exhibit T3G*	Form T-1 qualifying U.S. Bank National Association as Trustee under the New Junior Subordinated Indenture to be qualified pursuant to this Form T-3

Exhibit T3H*	Organizational Chart

*	Filed herewith.

SIGNATURES
          Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Bally Total Fitness Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Chicago, and State of Illinois, on this 23rd day of July, 2007.

BALLY TOTAL FITNESS HOLDING CORPORATION

By:	/s/ Marc D. Bassewitz
	Name:	Marc D. Bassewitz
Its: Senior Vice President, Secretary and General Counsel

Attest:	/s/ Kathleen Boege

Name: Kathleen Boege
Its: Assistant Secretary